FEDERATED MANAGED POOL SERIES

Federated Investors Funds

4000 Ericsson Drive

Warrendale, Pennsylvania 15086-7561

December 1, 2014

Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: FEDERATED MANAGED POOL SERIES (the “Trust” or “Registrant”)

Federated Managed Volatility Strategy Portfolio (the “Fund”)

1933 Act File No. 333-128884

1940 Act File No. 811-21822

Dear Mr. Parachkevov:

The Registrant is filing this correspondence to respond to the telephonic comments received on November 25, 2014 on the Registrant’s Rule 485(a) Post-Effective Amendment No. 32 and Amendment No. 34, with respect to the Fund, submitted via EDGAR on September 17, 2014, and on its previous correspondence filing with respect thereto submitted via EDGAR on November 20, 2014.

Please note that, consistent with the discussion under “How to Invest in the Fund” in the Statutory Prospectus, the Summary Prospectus and Statutory Prospectus Investment Strategy discussions in the Fund’s registration statement have been revised to clarify that the Fund operates as an investment vehicle for certain wrap fee, separately managed and other discretionary investment accounts that are managed in accordance with a managed volatility strategy (the “SMA Volatility Strategy”) and that are invested in the Fund as a means of implementing, in part, the SMA Volatility Strategy. Accordingly, the responses to certain comments reflect these revisions.

1.	Revise the Summary Investment Strategy to clarify how the Fund is managed; mirror the Statutory Investment Strategy.

RESPONSE: The Fund will modify the Summary and Statutory Investment Strategy Sections to clarify how the Fund is managed. The modified disclosure will clarify that the Fund will invest in fixed-income securities and equity-related securities (such as equity-linked notes and convertible securities), and will also purchase S&P 500 futures contracts to manage the targeted volatility of a SMA Volatility Strategy model portfolio (“SMA Volatility Strategy Model”), of which the Fund is a component.

2.	Clarify how investment decisions are made. Do the Co-Advisers make independent decisions regarding investments or is it a collective effort among the 3, specifically Fed Global and FEMCOPA on equities? This Fund is Fixed-Income only; there really is not an Equity component, please clarify the equity component of this Fund.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to clarify which Co-Adviser is responsible for managing which portions of the Fund’s strategy.  The modified disclosure will clarify that: (1) Federated Equity Management Company of Pennsylvania (FEMCOPA) is primarily responsible for managing the convertible securities and equity-linked notes and other equity-related hybrid instruments and derivatives contained in the Fund’s portfolio; (2) Federated Investment Management Company (FIMCO) is primarily responsible for managing the fixed-income portion of the Fund’s portfolio, including fixed income securities and related derivative contracts;(3) Federated Global Investment Management Corp. (Fed Global) and FEMCOPA also work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund’s use of futures contracts to adjust, using the Fund’s portfolio, the expected volatility of the Fund and the SMA Volatility Strategy Model as a whole, to a target annualized volatility (in doing so, Fed Global and FEMCOPA also will monitor and take into account the equity securities maintained in the SMA Volatility Strategy Model);(4) Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund’s portfolio between equity-related, fixed income and other investments; (5) each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund’s investment strategies and portfolio, in addition to various compliance, operational and administrative matters; and (6) while the Co-Advisers may work collaboratively in connection with the management of the Fund’s portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers. In addition, the disclosure will be modified to clarify the asset classes in which the Fund will invest, including the equity component of the Fund’s portfolio (e.g., fixed-income securities and related derivative contracts, and equity-related securities and equity-related derivatives and hybrid instruments).

3.	Include more disclosure about the allocation process between the 2 strategies. Do the 3 Co-Advisers make allocation decisions?

RESPONSE: The Fund will modify both the Summary Investment Strategy and Statutory Fund Strategy to clarify how decisions are made among the Co-Advisers regarding the allocation of the Fund’s investments among asset classes. As more fully described in the response to Comment #2 above, Fed Global and FEMCOPA are primarily responsible for determining the allocation of the Fund’s portfolio between equity-related, fixed income and other investments.

4.	How does the increase of volatility work with the investment objective of total return? FMVF has a clear goal, clarify the goal of this Fund. Most funds manage the volatility and do not increase or decrease the volatility.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to clarify how the volatility management strategy impacts total return. The modified disclosure will clarify that

Fed Global and FEMCOPA, the Fund’s Co-Advisers responsible for working collaboratively to implement the Fund’s managed volatility strategy, believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of the Fund’s portfolio over time.

5.	The Investment Strategy states that the Long Equity Index Futures Positions and the Short Equity Index Futures Positions generally range between 0-200%. (of What?; Fund net assets?) Please clarify.

RESPONSE: The Fund will modify both the Summary and Statutory Investment Strategy Sections to reflect a range of between “(-)125% to (+)175% of the Fund’s total net assets.” In addition, disclosure will be added to clarify that the S&P 500 futures positions will be based upon the volatility of the Fund and the SMA Volatility Strategy Model as a whole, and not only on the Fund’s volatility.

6.	The Fund utilizes Futures, Options and Swaps. Anything in addition to Futures should be clarified. Line up the Summary Investment Strategy with the Statutory Investment Strategy.

RESPONSE: The Fund will modify both the Summary and Statutory Investment Strategy Sections to clarify which instruments will be utilized by the Fund. The Fund notes that options and swaps have been removed from the Prospectus disclosure and moved to the SAI.

7.	Break out the Investment Strategy into sections to clarify each component of the Fund and the corresponding Co-Adviser. Fixed-Income component and Co-Adviser; Equity component and Co-Adviser; clarify if the Co-Advisers are independent or a collaboration.

RESPONSE: The Fund will modify both the Summary Investment Strategy and Statutory Fund Strategy sections to clarify how the Fund is managed among the Co-Advisers. After discussing the responsibilities of the Co-Advisers consistent with the response to Comment #2 above, the disclosure will discuss the Fund’s equity-related portfolio, fixed income portfolio, managed volatility strategy, and portfolio allocation.

8.	Is the Management Fee reduced by the Management Fee of the Underlying Funds?

RESPONSE: No. The underlying funds do not charge a management fee. Given the Fund’s use as an investment vehicle for certain wrap fee, separately managed and other discretionary investment accounts, it is unlikely that the Fund would invest in underlying funds that charge a management fee. If the Fund were, in the future, to invest in an underlying fund that charges a management fee, applicable policies and procedures, as well as SEC guidance, regarding the reduction of management fees to avoid shareholders paying duplicative management fees would be followed.

9.	Risk of Managed Volatility Strategy states: “Furthermore, losses on the Short Equity Index Futures Position are potentially unlimited.” Place this sentence in new paragraph and explain why it is unlimited.

RESPONSE: The Fund will modify the “Risk of Managed Volatility Strategy” risk factor to clarify the risk of losses, as well as the impact of potentially unlimited losses as a result of the managed volatility strategy. The modified disclosure will clarify that the Fund will use Short S&P 500 Futures Positions to hedge the long equity exposure that is a component of the SMA Volatility Strategy Model (i.e., the equity securities held directly in the SMA Volatility Strategy Model, and not the Fund), and that the Fund’s losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. The disclosure will further clarify that such losses would tend to be offset by the appreciation of the equity-related holdings in the Fund or the equity holdings in the SMA Volatility Strategy Model, and that the use by the Fund of Short S&P 500 Futures Positions to hedge long exposure and manage volatility in relation to the investment program of the Fund and SMA Volatility Strategy Model may not be successful.

10.Please	reference Hedging in the Investment Strategy sections and describe what instruments will be used to hedge.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to reference hedging and to describe what instruments will be used to hedge. The modified disclosure will clarify that the Fund will use Short S&P 500 Futures Positions to hedge the long equity exposure that is a component of the SMA Volatility Strategy Model (i.e., the equity securities held directly in the SMA Volatility Strategy Model, and not the Fund), and the Fund may also use other equity futures or interest rate futures for hedging purposes. In addition, the Fund notes that the disclosure in the “Hedging” paragraph that was already included under “What are the Fund’s Principal Investments” in the Statutory Prospectus also explains hedging transactions in more detail.

11. Include	this paragraph in the Summary Investment Strategy:

The Co-Advisers allocate the Fund’s portfolio among equity investments, fixed-income investments and derivatives to achieve the Fund’s objective of total return while seeking volatility management. The Co-Advisers adjust the initial allocation based on the Co-Advisers’ expectation for the performance and risk of the stocks and bonds in which the Fund invests while taking into consideration the Fund’s objective. The Fund’s volatility strategy may cause its effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities and expose the Fund to leverage risk.

RESPONSE: The Fund has incorporated the requested disclosure with amendments appropriate to the Fund.

12.Be	more specific; clarify how decisions are made – in collaboration or independently:

After identifying investment candidates through a screening process, the Co-Advisers perform fundamental research and analysis to select investments. The Co-Advisers’ key buy criteria favor companies operating within mature industries, with long operating histories, that are market leaders, with well-known brand names or market franchises or with above average sales and strong cash flows that have efficient capital allocation processes.

RESPONSE: The Fund will modify both the Summary and Statutory Fund Strategy sections to clarify how decisions are made consistent with the response to Comment #2 above. Specifically, the modified disclosure in the Statutory Fund Strategy section will clarify that, after identifying investment candidates through a screening process, FEMCOPA performs fundamental research and analysis to select securities, and FEMCOPA’s key buy criteria favor companies operating within mature industries, with long operating histories, that are market leaders, with well-known brand names or market franchises or with above average sales and strong cash flows that have efficient capital allocation processes.

13.Is	this FIMCO? Is so, please clarify:

The Fund may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, the Fund may use derivative contracts or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, the Fund may use derivative contracts in an attempt to:

▪  increase or decrease the effective duration of the Fund portfolio;

▪  obtain premiums from the sale of derivative contracts;

▪  realize gains from trading a derivative contract; or

▪  hedge against potential losses.

There can be no assurance that the Fund’s use of derivative contracts or hybrid instruments will work as intended.

RESPONSE: The Fund confirms that the Co-Advisers each have the capability to use the derivatives or hybrid instruments in the manner set forth above. The disclosure will be modified in the manner set forth below to clarify that “Each Co-Adviser may use derivative contracts…”

~~The Fund~~ Each Co-Adviser may use derivative contracts and/or hybrid instruments to implement elements of its investment strategy. For example, ~~the Fund~~ a Co-Adviser may use derivative contracts or hybrid instruments to increase or decrease the portfolio’s exposure to the investment(s) underlying the derivative or hybrid in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, ~~the Fund~~ a Co-Adviser may use derivative contracts in an attempt to:

▪  increase or decrease the effective duration of the Fund portfolio;

▪  obtain premiums from the sale of derivative contracts;

▪  realize gains from trading a derivative contract; or

▪  hedge against potential losses.

There can be no assurance that ~~the Fund~~ a Co-Adviser’s use of derivative contracts or hybrid instruments will work as intended.

14. Please describe in writing the Fund’s analysis regarding Board and/or shareholder approval of the reallocation of responsibilities and/or management fees among the Co-Advisers, citing any applicable SEC guidance or no-action positions taken by SEC staff. Please identify any material differences between prior guidance and no-action positions and the Fund’s activities.

RESPONSE:

The Fund, K&L Gates LLP (“Fund Counsel”) and the Co-Advisers, believe that the Co-Adviser structure, including the Investment Co-Advisory Contract (“Advisory Contract”), which was reviewed in detail with and approved in person by the Board of Trustees (“Board”) of the Trust, including a majority of disinterested trustees, at its in-person August 2014 meetings, is consistent with the Investment Company Act of 1940, as amended (the “1940 Act”), including Section 15(a) of the 1940 Act and Rule 2a-6 under the 1940 Act, and applicable SEC staff guidance thereunder. Specifically, only Board, and not shareholder, approval is required in connection with the Advisory Contract approved by the Board.

The Board approved the Fund’s advisory arrangements and applicable Advisory Contract. Section 15(a) of the 1940 Act generally makes it unlawful to act as an investment adviser of a registered investment company except pursuant to a written contract that, among other requirements, has been approved by the vote of a majority of the outstanding voting securities of the registered investment company, and provides for automatic termination in the event of its assignment. These requirements were imposed to “protect shareholders from the abuses that may arise due to ‘trafficking’ in advisory contracts, or other material modifications that may harm investors, such as unwarranted fee increases or a decline in services for which they pay fees.” See INVESCO (SEC No-Action Letter (pub. avail. Aug. 5, 1997) (“Invesco”), citing Hearings on S. 3580 before a Subcomm. Of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (statement of David Schenker, Chief Counsel, Investment Trust Study)). Rule 2a-6 under the 1940 Act (“Rule 2a-6”), however, provides that a transaction which does not result in a change of actual control or management of the investment adviser to an investment company is not an assignment for purposes of the prohibition on assignments of investment advisory contracts.

In approving the Advisory Contract, the Board considered that none of the Co-Advisers charge a management fee and that, consequently, there will be no allocation and reallocation of fees among the Co-Advisers.

Even assuming there was a management fee charged to the Fund, a reallocation of management fees amongst co-advisers without shareholder approval would be permissible under Section 15(a), Rule 2a-6 and applicable SEC guidance. Similarly, a reallocation of responsibilities amongst co-advisers without shareholder approval would be permissible under Section 15(a), Rule 2a-6 and applicable SEC guidance. In Invesco, the SEC staff determined that it would not recommend enforcement action under Section 15(a) if the advisory fees paid by certain funds and their series were reallocated between an adviser and its affiliated sub-advisers, without obtaining shareholder approval, provided that (i) none of the adviser or sub-advisers would reduce the quality or quantity of its services with respect to a fund or series, and (ii) each sub-advisory agreement was amended in accordance with Section 15 of the 1940 Act other than the shareholder vote requirement, to reflect the reallocation.

More recently, in RiverNorth Capital Management, LLC (SEC No-Action Letter (pub. avail. July 28, 2014)) (“RiverNorth”), the SEC staff determined that it would not recommend enforcement action under Section 15(a) if the advisory fees paid by certain funds and their series were reallocated between an adviser and its unaffiliated sub-advisers, without obtaining shareholder approval, provided that: (i) the advisory fees charged to the Fund and its shareholders would not increase; (ii) neither the adviser nor the sub-adviser would reduce or modify in any way the nature and level of its services with respect to a fund; (iii) the subadvisory agreement would be amended in accordance with Section 15 of the 1940 Act, other than the shareholder vote requirement, to reflect the reallocation; and (iv) the fund would provide appropriate notice regarding the amendments to existing and prospective shareholders.

The primary difference between the Invesco and RiverNorth scenarios is the affiliation between the adviser and the sub-adviser. The Fund, Fund Counsel and the Co-Advisers believe that the factual scenario described in the Invesco letter most closely matches the Trust’s arrangement with the Co-Advisers with respect to the Fund because all of the Co-Advisers subject to Section 15(a) review in each case are under common control. Each is an indirect, wholly-owned subsidiary of Federated Investors, Inc. Furthermore, although the Invesco letter specifically addresses adviser/sub-adviser relationships, the Fund, Fund Counsel and the Co-Advisers believe that the principles of the Invesco letter are equally applicable to co-advisory relationships because advisers, sub-advisers, and co-advisers to a registered investment company are equally subject to Section 15(a).

The Trust’s arrangement with the Co-Advisers conforms to the Invesco standard for material changes to an advisory contract absent shareholder approval, and, thus, that the Advisory Contract may provide for the reallocation of advisory services (and, if applicable, fees) without obtaining shareholder approval. As in Invesco, under the Advisory Contract, (i) none of the Co-Advisers presently contemplates reducing the quality or quantity of its services with respect to the Fund, and (ii) the Board expects to evaluate and approve any material adjustment to the allocation of services among the Co-Advisers under the Advisory Contract in the future. The fact that, after Board approval of any material adjustment, the Trust and Co-Advisers will not have to physically amend the Advisory Contract is not a significant difference between the Trust’s arrangement with the Co-Adviser and the Invesco no-action letter. Moreover, in this case, the allocation of services among the Co-Advisers will be disclosed in the Fund’s Summary Prospectus and Statutory Prospectus, and there is no management fee. Any material adjustments would be similarly disclosed. Thus, the Fund, Fund Counsel and the Co-Advisers believe that the Trust’s arrangement with the Co-Advisers with respect to the Fund also meets the additional substantive principles of the RiverNorth no-action letter.

The Fund, Fund Counsel and the Co-Advisers also believe that, while not precedential, the Co-Adviser structure is consistent with other similar co-advisory relationships maintained by other investment companies registered under the 1940 Act and reviewed by the SEC staff (see, e.g., Relevant portions of the Prospectus, Statement of Additional Information, and Investment Co-Advisory Agreement for Eagle MLP Strategy Fund, a series of Northern Lights Fund Trust, Securities Act File No. 333-122917 and ICA No. 811- 21720 (485BPOS filed August 22, 2014 and effective August 28, 2014)).

Based on the above discussion, the Fund, Fund Counsel and the Co-Advisers believe that the arrangement between the Trust and the Co-Advisers does not raise the concerns about “trafficking” in advisory contracts or harming investors through diminution in services or increases in advisory fees that Section 15 of the 1940 Act was adopted to prevent. This is particularly true given that the Co-Advisers are under common control and there is not a management fee charged.

Accordingly, the Fund, Fund Counsel and the Co-Adviser’s believe that the Co-Adviser structure, including the Advisory Contract, which was reviewed in detail with and approved in person by the Board of the Trust, including a majority of the disinterested trustees, at its meeting on August 15, 2014, is consistent with the 1940 Act and applicable SEC staff guidance thereunder.

15. Please describe how the Board will evaluate the services of the Co-Advisers on an annual basis. Please identify services that may be assessed in light of all services provided under the contract, and those that may be distinguishable and subject to meaningful assessment with respect to each separate Co-Adviser.

RESPONSE: When evaluating the services of the Co-Advisers, the Board will seek to consider, among other things: the nature, extent, and quality of the services provided by the Co-Advisers, in the aggregate and on an individual basis; and the resources each Co-Adviser allocates to providing the services to the Fund. To the extent that that Board can evaluate the Co-Advisers’ performance on both an aggregate and on an individual basis, the Board expects to do so. For example, in addition to evaluating the performance of the Fund, the Board also expects to evaluate the performance of the Co-Advisers primarily responsible for the equity-related portion and the fixed income portion of the Fund’s portfolio based on the performance of those portions of the Fund’s portfolio, to the extent that comparable benchmarks exist. Likewise, when evaluating the Co-Advisers’ cost of providing services under the contract, the Board expects to evaluate the profitability of the Co-Advisers in the aggregate, and the amount of resources allocated by each Co-Adviser to the management of the Fund. The Board expects to evaluate the resources devoted by each Co-Adviser to the management of the Fund based on one or more metrics, potentially including the number of portfolio managers of each Co-Adviser devotes to managing the Fund’s affairs. In addition, as noted in our response to Comment #14, above, the Board will also consider the fact that the Co-Advisers do not charge a fee for their services and have agreed to contractually reimburse the expenses of the Fund.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact me at (724) 720-8830 or C. Todd Gibson at (412) 355-8315.

Very truly yours,

/s/ Seana N. Banks

Seana N. Banks

Senior Paralegal

/s/ K&L Gates LLP

C. Todd Gibson

Partner